                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                                (RULE 13D-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                                SPEEDUS.COM, INC.
                      --------------------------------------
                                (Name of Issuer)


                                  Common Stock
                      --------------------------------------
                          (Title of Class of Securities)


                                   847723103
                          ------------------------------
                                 (CUSIP Number)



               Richard A. Montfort, NEXTLINK Communications, Inc.
               --------------------------------------------------
                     500-108th N.E., Bellevue, WA 98004
                ----------------------------------------------
           (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)



                                  June 13, 1999
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

CUSIP No.                             13D                  Page  2
          ---------                                             ---

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     NEXTLINK Communications, Inc.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     Working Capital WC

-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     State of Delaware

-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                2,000,000
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                -0-
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                2,000,000
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                -0-
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     2,000,000

-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     10.2%

-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     CO

-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.                             13D                  Page  3
          ---------                                             ---

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
     EAGLE RIVER INVESTMENTS, L.L.C.

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     N/A

-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     STATE OF WASHINGTON

-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                   2,000,000
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                   -0-
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                   2,000,000
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                   -0-
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     2,000,000

-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     10.2%

-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     OO

-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.                             13D                  Page  4
          ---------                                             ---

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
     CRAIG O. MCCAW

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     N/A

-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     UNITED STATES

-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                 2,000,000
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                 -0-
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                 2,000,000
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                 -0-
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     2,000,000

-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     10.2%

-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN

-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1. SECURITY AND ISSUER

     This statement relates to the Common Stock, par value $.01 per share ("Common Stock"), of SPEEDUS.COM, Inc., a Delaware corporation ("SPEEDUS.COM"). The principal executive offices of SPEEDUS.COM are located at 104 58th Street Suite 7E, Brooklyn, NY 11220.

ITEM 2. IDENTITY AND BACKGROUND

     (a),(b),(c)  The persons filing this statement are:

          (1) NEXTLINK Communications, Inc. is a corporation formed under the laws of the State of Delaware ("NEXTLINK"). The principal business of NEXTLINK is the provision of high quality telecommunications services to business customers. The address for NEXTLINK's principal business and principal office is 500-108th N.E., Suite 2200, Bellevue, WA 98004.

          (2) Eagle River Investments, L.L.C., is a limited liability company formed under the laws of the State of Washington ("Eagle River"), and has voting control of NEXTLINK. The principal business of Eagle River is to build equity value for each of its members by acquiring, investing, holding, dealing and disposing of securities, venture opportunities or other investments. The address of Eagle River's principal business and principal office is 2300 Carillon Point, Kirkland, Washington 98033.

          (3) Craig O. McCaw, individual ("Mr. McCaw") has voting and management control of Eagle River Investments, which in turn has voting control of NEXTLINK. Mr. McCaw serves as a director of NEXTLINK. Mr. McCaw's business address is 2300 Carillon Point, Kirkland, Washington 98033.

     The executive officers and directors of NEXTLINK are as follows:

     NEXTLINK Communications, Inc. Officers: Steven W. Hooper - Chairman, Chief Executive Officer; George M. Tronsrue III - President, COO; Kathleen H. Iskra - VP, CFO and Treasurer; Jan Loichle - VP, Chief Implementation Officer; R. Bruce Easter, Jr. - VP, Secretary and General Counsel; R. Gerard Salemme, Senior Vice President, External Affairs & Industry Relations; Tren Griffin, Senior Vice President, Strategy; Doug Carter, Senior Vice President, Chief Technology Officer; Michael McHale, Vice President, Chief Marketing Officer.

     NEXTLINK Communications, Inc. Directors: Craig McCaw; Steven W. Hooper; Wayne M. Perry; Dennis Weibling; William A. Hogland; Nick Kauser; Jeffrey S. Raikes; Sharon L. Nelson; Gregory J. Parker.

     The executive officers of Eagle River are as follows: Craig O. McCaw, Chairman, Dennis Weibling, President/Treasurer; William A. Hoglund, Vice-President and Chief Financial Officer; and C. James Judson, Vice President, Secretary and General Counsel. Each of Mr. Weibling, Mr. Hoglund and Mr. Judson serves in the foregoing capacities as his present principal occupation. The business address of each of Mr. McCaw, Mr. Weibling, Mr. Hoglund and Mr. Judson is 2300 Carillon Point, Kirkland, Washington.

     (d),(e) During the past five years, none of NEXTLINK, Eagle River, or to the best knowledge of NEXTLINK or Eagle River, any of the above-named executive officers of NEXTLINK or Eagle River, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Each of the above-named executive officers and directors are citizens of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION

     Working capital in the amount of $20,000,000 will be used to acquire the shares of Common Stock.

ITEM 4. PURPOSE OF TRANSACTION

     On June 13, 1999, NEXTLINK entered into a Stock Purchase Agreement with SPEEDUS.COM pursuant to which it agreed to purchase 2,000,000 shares of SPEEDUS.COM Common Stock. In connection with this agreement, NEXTLINK obtained the right, after closing, to appoint one member to SPEEDUS.COM's board of directors. Simultaneous with the execution of the Stock Purchase Agreement, NEXTLINK entered into an agreement with SPEEDUS.COM pursuant to which NEXTLINK agreed to purchase from SPEEDUS.COM a portion of the LMDS spectrum held by SPEEDUS.COM pursuant to a license granted by the FCC.

ITEM 5. INTEREST IN SECURITIES OF ISSUER

     (a) The aggregate number of shares of SPEEDUS.COM Common Stock beneficially owned by each reporting person covered by this statement is as follows:

Name                                Number of Shares                Percentage
----                                ----------------                ----------
NEXTLINK Communications, Inc.          2,000,000                       10.2%
Eagle River Investments, L.L.C.        2,000,000(1)                    10.2%
Craig O. McCaw                         2,000,000(1)                    10.2%

(1) Includes 2,000,000 shares of SPEEDUS.com Common Stock owned by NEXTLINK.

     (b) Craig O. McCaw has voting control of Eagle River and Eagle River has voting control of NEXTLINK. NEXTLINK will have, upon closing of the Stock Purchase Agreement, the sole power to vote and direct the disposition of 2,000,000 shares of Common Stock.

     (c)  See Item 4.

     (d)  None.

     (e)  N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER

     See Item 4.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     N/A


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             Eagle River Investments, L.L.C.



Dated:  July 2, 1999           /s/ C. James Judson
                             -------------------------------------------------
Date                         C. James Judson
                             Vice President, General Counsel and Secretary

                             Authorized Representative for
                             Craig O. McCaw

                             NEXTLINK Communications, Inc.


                             /s/ Richard A. Montfort
                             -------------------------------------------------
                             Richard A. Montfort
                             Assistant Secretary